December 12, 2016

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	J. Nolan McWilliams Tonya K. Aldave

Re:	ADOMANI, Inc. Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted November 16, 2016 CIK No. 0001563568

Ladies and Gentlemen:

On behalf of our client, ADOMANI, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated November 30, 2016 (the “Letter”) in connection with the above-referenced Amendment No. 1 (“Amendment No. 1”) to draft offering statement on Form 1-A (the “Offering Statement”), confidentially submitted by the Company to the Commission on November 16, 2016. The Company is concurrently filing an Amendment No. 2 to Offering Statement (“Amendment No. 2”), containing revised offering materials that incorporate the Company’s responses to the Staff’s comments.

Set forth below are the Staff’s comments followed by the Company’s responses. The numbered responses set forth below correspond to the numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offering Statement.

Underwriting, page 41

1.	We note your response to our prior comment 3 and that you are seeking to qualify the underwriters’ warrants and common stock issuable upon exercise of these warrants. Please revise Part I and the offering circular cover page to include these securities and describe them in the Description of Securities section.

Company’s Response

The Company acknowledges the Staff’s comment. The Company has updated the offering circular cover page and Description of Securities to include a description of the underwriter’s warrant and common stock issuable upon exercise thereof. The Company will update Part I when it has additional information to calculate the number of shares of common stock underlying the warrant.

December 12, 2016

Use of Proceeds, page 45

2.	We note your response to our prior comment 4 and reissue in part. Please disclose the maturity dates for both of the loans listed in this section and the interest rate for the “working capital loan.”

Company’s Response

The Company acknowledges the Staff’s comment. The Company has revised the Use of Proceeds section to include the maturity date for the loans listed in the Use of Proceeds section and the interest rate for the working capital loan.

Plan of Operations, page 77

3.	We note your response to our prior comment 5. For each of the strategies in the bulleted list on page 53, please include specific information regarding your plans to implement these planned activities over the next twelve months, including any contingencies such as raising additional funds, and the timelines and, to the extent material, the associated costs accompanying each proposed step in your business plan.

Company’s Response

The Company acknowledges the Staff’s comment. The Company has revised the Plan of Operations section under Management’s Discussion and Analysis of Financial Condition and Results of Operations to include specific information regarding its plans to implement its strategies over the next twelve months, including discussion of anticipated contingences, timelines and an estimated range of related costs, all as more fully described in Amendment No. 2.

Interim Financial Statements

4.	Please include your consolidated statements of cash flows for the interim period ended September 30, 2016.

Company’s Response

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the consolidated statements of cash flows for the interim period ended September 30, 2016 were included on page F-21 of Amendment No. 1 and are included on page F-21 of Amendment No. 2.

December 12, 2016

Very truly yours,

DLA Piper LLP (US)

Curtis L. Mo
Curtis L. Mo Partner

CLM